                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               TRANSGENOMIC, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    89365K206
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on the file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled our for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
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CUSIP NO. 89365K206                 13G

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      GlaxoSmithKline plc

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a)  [  ]
                                                      (b)  [  ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      England and Wales

                              5     SOLE VOTING POWER
  NUMBER OF                         1,247,687
     SHARES
BENEFICIALLY                  6     SHARED VOTING POWER
  OWNED BY
       EACH
   REPORTING                  7     SOLE DISPOSITIVE POWER
     PERSON                         1,247,687
      WITH
                              8     SHARED DISPOSITIVE POWER

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,247,687

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      [  ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.4%

12    TYPE OF REPORTING PERSON*
      CO


                     *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP NO. 89365K206                 13G


Item 1.     (a).        Name of Issuer:

                        Transgenomic, Inc.

            (b).        Address of Issuer's Principal Executive Offices:

                        12325 Emmet Street
                        Omaha, NE  68164

Item 2.     (a).        Names of Person Filing:

                        GlaxoSmithKline plc

            (b).        Address of Principal Business Office:

                        980 Great West Road
                        Brentford
                        Middlesex
                        TW8 9GS  ENGLAND

            (c).        Citizenship:

                        England and Wales

            (d).        Title of Class of Securities:

                        Common stock.

            (e).        CUSIP Number:

                        89365K206


Item 3.     Not Applicable.


Item 4.     Ownership.

            The information in items 1 and 5 through 11 on the cover pages (page
            2) on Schedule 13G is hereby incorporated by reference.


Item 5.     Ownership of Five Percent or Less of a Class:
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            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:

            The following companies are indirect, wholly-owned subsidiaries of Reporting Person and owners of record for 1,247,687 shares, collectively:

            Owner of Record                     No. of Shares
            S.R.One, Limited (US)                 1,108,133
            S.R. One Limited (UK)                  118,210
            S.R. One International B.V. (NETH)      21,344

            Of these shares, 165,621; 17,731; and 3,202 shares are held respectively by S.R. One, Limited (US); S.R.One Limited (UK) and S.R. One International B.V. (NETH) in an escrow account established in conjunction with the acquisition of Annovis, Inc. by the Issuer. Except to the extent that post-closing claims of the Issuer are satisfied by delivery of shares from the escrow account, the shares will be held in escrow until May 29, 2002.


Item 7. Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company:

            Not applicable.


Item 8.     Identification and Classification of Members of the Group:

            Not applicable.


Item 9.     Notice of Dissolution of Group:

            Not Applicable


Item 10.    Certification:
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            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

            Signature:

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    GLAXOSMITHKLINE PLC


                                    By: /s/
                                        --------------------------------------
                                        S.M. Bicknell
                                        Company Secretary

Dated:  February 6, 2002